Exhibit 99.1

FORM 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
481 Rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

December 17, 2024

3.	News Release

A news release, in French and English versions, regarding the material change referred to in this report was issued on December 17, 2024 through the facilities of Business Wire. A copy of the news release has been filed under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

4.	Summary of Material Change

On December 17, 2024, the Corporation, announced an equity investment by Canada Growth Fund Inc. (“CGF”) and the Government of Québec, via its agent Investissement Québec (“IQ”), in the Corporation for an aggregate amount of US$50 million to continue advancing its development toward commercial operations, subject to regulatory approvals. As the Corporation prepares for a final investment decision (“FID”) regarding its Phase-2 Matawinie Mine and Bécancour Battery Material Plant, the investment is namely set to enable progress on detailed engineering, orders of key long-lead items and support to critical-path activities

5.	Full Description of Material Change

5.1	Full Description of Material Change

Each of CGF and IQ has agreed to subscribe for common shares in the capital of NMG (the “Common Shares”), subject to certain conditions contained in the subscription agreements entered into between the Corporation and each of CGF and IQ (the “Subscription Agreements”), for aggregate gross proceeds of US$50 million (the “Offering”). Pursuant to the Offering, the Corporation will issue 39,682,538 Common Shares at a price of US$1.26 per Common Share.

For each Common Share so subscribed, the Corporation will issue one share purchase warrant (the “Warrants”) to each of CGF and IQ.  The Warrant will entitle the holder thereof to acquire one Common Share, from FID to the date that is five (5) years from the closing of the Offering, at a price per Common Share of US$2.38 – the same strike price than the warrants previously issued to General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co. (collectively, “GM”) (NYSE: GM), Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752), and Mitsui & Co., Ltd. (‘’Mitsui”) (TYO: 8031) in February 2024. The exercise of the Warrants is subject to certain ownership limitations.

In connection with the Offering, the Corporation entered into an investor rights agreement (collectively, the “Investor Rights Agreements”) and a registration rights agreement with each of CGF and IQ at the closing of the Offering. Pursuant to the Investor Rights Agreements, each of CGF and IQ will be restricted from selling its respective securities until August 28, 2025. The Investor Rights Agreements also provide each of CGF and IQ with certain rights relating to its investment in the Corporation, including namely certain board nomination and anti-dilution rights.

The Common Shares and the Warrants are subject to a four-month hold period under Canadian securities laws. The Offering is subject to certain standard conditions and regulatory approvals, including the approval of the TSX Venture Exchange and the New York Stock Exchange.

Terms of Warrants

Each Warrant entitles the holder thereof to acquire one Common Share, from FID to the date that is five years from the closing of the Private Placement, at a price per Common Share of US$2.38. Pursuant to the terms and conditions of the Warrants, each holder cannot exercise Warrants to own more than 19.9% of the issued and outstanding common shares of the Company, unless it obtains, if required at the time of the exercise of the Warrants, the conditional approval of the Canadian exchange on which the shares will then be listed and, as applicable, disinterested shareholder approval.

At a meeting of the board of directors of the Corporation held on December 16, 2024, the directors of the Corporation who had the right to vote unanimously approved, based on the recommendation of the Corporation’s management and external legal counsel, the issuance of the Common Shares and the Warrants to CGF and IQ. Notably, the directors of the Corporation who had the right to vote on such matters approved the execution of the Subscription Agreements with CGF and IQ, the Investor Rights Agreement with CGF and IQ and the Registration Rights Agreement with CGF and IQ.

The Corporation did not file a material change report in respect of the Offering at least 21 days before the anticipated closing of the Offering, due to the fact that it was conditional upon the execution of the above-mentioned agreements and that this abbreviated period is reasonable and necessary in the circumstances as all the terms and conditions of the Offering and the above-mentioned were not fixed.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:
Me Josée Gagnon
Vice President – Legal Affairs
Telephone: (450) 757-8905 #405

9.	Date of Report

December 27, 2024